UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

CyberArk Software Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M2682V 108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2682V 108

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Cabaret Security Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 1,832,009 (See Item 4)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 1,832,009 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,832,009 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 6.0%

12.	Type of Reporting Person (See Instructions) CO

*	Based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2014 (30,384,336 Ordinary Shares)

CUSIP No. M2682V 108

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Amnon Shoshani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 32,000

		6.	Shared Voting Power 1,832,009 (See Item 4)

		7.	Sole Dispositive Power 32,000

		8.	Shared Dispositive Power 1,832,009 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,864,009 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 6.1%

12.	Type of Reporting Person (See Instructions) IN

*	Based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2014 (30,384,336 Ordinary Shares)

Item 1.
	(a)	Name of Issuer CyberArk Software Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 94 Em-Ha’moshavot Road Park Azorim, P.O. Box 3143 Petach Tikva 4970602, Israel

Item 2.
	(a)	Name of Person(s) Filing Cabaret Security Ltd. Amnon Shoshani
	(b)	Address of Principal Business Office or, if none, Residence 7 Chalamish Street, PO Box 3557 Caesarea 30889 Israel
	(c)	Citizenship Israel
	(d)	Title of Class of Securities Ordinary Shares, par value NIS 0.01 per share
	(e)	CUSIP Number M2682V 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Cabaret Security Ltd.

(a)	Amount Beneficially Owned: 1,832,009

(b)	Percent of Class: 6.0%, based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2014 (30,384,336 Ordinary Shares)

(c)	Number of shares as to which each person has:

(i) Sole power to direct the vote: 0

(ii) Shared power to direct the vote: 1,832,009

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,832,009

Amnon Shoshani

(a)	Amount Beneficially Owned: By virtue of his position as the sole member of Cabaret Security Ltd., Amnon Shoshani may be deemed to own the 1,832,009 ordinary shares of the Issuer beneficially owned by Cabaret Security Ltd.

(b)	Percent of Class: 6.1%, based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2014 (30,384,336 Ordinary Shares)

(c)	Number of shares as to which each person has:

(i) Sole power to direct the vote: 32,000

(ii) Shared power to direct the vote: 1,832,009

(iii) Sole power to dispose or direct the disposition of: 32,000

(iv) Shared power to dispose or direct the disposition of: 1,864,009

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Cabaret Security Ltd.

/s/ Amnon Shoshani
Name:	Amnon Shoshani
Title:	Director

Amnon Shoshani
/s/ Amnon Shoshani